UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): January 10, 2022

READY CAPITAL CORPORATION
(Exact name of registrant as specified in its charter)

Maryland	001-35808	90-0729143
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1251 Avenue of the Americas, 50th Floor

New York, NY 10020

(212) 257-4600

(Address, including zip code, and telephone number,

including area code, of registrant’s principal executive offices)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.0001 par value	RC	New York Stock Exchange
6.25% Series C Cumulative Convertible Preferred Stock, $0.0001 par value per share	RC PRC	New York Stock Exchange
6.50% Series E Cumulative Convertible Preferred Stock, $0.0001 par value per share	RC PRE	New York Stock Exchange
7.00% Convertible Senior Notes due 2023	RCA	New York Stock Exchange
6.20% Senior Notes due 2026	RCB	New York Stock Exchange
5.75% Senior Notes due 2026	RCC	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company               ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.                 ☐

Item 7.01 Regulation FD Disclosure.

On November 3, 2021, Ready Capital Corporation (“Ready Capital”), Sutherland Partners, L.P. (the “Operating Partnership”), RC Mosaic Sub, LLC (“Merger Sub”), Mosaic Real Estate Credit, LLC (“MREC”), Mosaic Real Estate Credit TE, LLC (“MREC TE”), MREC International Incentive Split, LP (“MREC IIS,” and together with MREC and MREC TE, each a “Mosaic Merger Entity” and, collectively, the “Mosaic Merger Entities”), Mosaic Real Estate Credit Offshore, LP (“MREC Offshore,” and together with MREC and MREC TE, each a “Mosaic Fund” and collectively, the “Mosaic Funds”), MREC Corp Sub 1 (VO), LLC (“MREC Corp Sub 1”), MREC Corp Sub 2 (LA Office), LLC (“MREC Corp Sub 2”), MREC Corp Sub 3 (Superblock), LLC (“MREC Corp Sub 3” and with MREC Offshore, MREC Corp Sub 1 and MREC Corp Sub 2, each individually a “Mosaic Offshore Entity” and collectively, the “Mosaic Offshore Entities”), Mosaic Special Member, LLC (the “Mosaic Special Member”), Mosaic Secured Holdings, LLC (“Mosaic Secured Holdings”), and MREC Management, LLC (the “Mosaic Manager” and with the Mosaic Merger Entities, the Mosaic Offshore Entities, the Mosaic Special Member and Mosaic Secured Holdings, each individually a “Mosaic Party” and, collectively, the “Mosaic Parties”) entered into a Merger Agreement (the “Merger Agreement”), pursuant to which, subject to the terms and conditions therein, (i) MREC will be merged with and into Merger Sub, with Merger Sub remaining as a wholly owned subsidiary of the Operating Partnership (such surviving company, the “Surviving Company” and such transaction, the “MREC Merger”), (ii) MREC TE will be merged with and into Merger Sub, with Merger Sub remaining as the Surviving Company (such transaction, the “MREC TE Merger”), and (iii) MREC IIS, an intermediate holding company through which investors in MREC Offshore invest in the Mosaic Funds platform, will be merged with and into Merger Sub, with Merger Sub remaining as the Surviving Company (such transaction, the “MREC IIS Merger,” and with the MREC Merger and the MREC TE Merger, collectively, the “Mergers”).

On January 10, 2022, Ready Capital filed a registration statement on Form S-4 and preliminary proxy statement/prospectus (collectively, the “Form S-4 Registration Statement”) relating to the Mergers with the Securities and Exchange Commission (“SEC”).  This Current Report on Form 8-K is being furnished to provide the financial statements and pro forma financial information filed as part of the Form S-4 Registration Statement and furnished as Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3 to this Current Report on Form 8-K, which are incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits.

Exhibit	Description
23.1*	Consent of KPMG LLP (in respect of Mosaic Real Estate Credit, LLC).
23.2*	Consent of KPMG LLP (in respect of Mosaic Real Estate Credit TE, LLC).
23.3*	Consent of KPMG LLP (in respect of Mosaic Real Estate Credit Offshore, LP).
99.1	Audited financial statements of Mosaic Real Estate Credit, LLC, Mosaic Real Estate Credit TE, LLC, and Mosaic Real Estate Credit Offshore, LP as of December 31, 2020, 2019 and 2018, and for each of the years then ended (incorporated by reference to the Form S-4 and preliminary proxy statement/prospectus filed with the SEC by Ready Capital Corporation on January 10, 2022).
99.2	Unaudited financial statements of Mosaic Real Estate Credit, LLC, Mosaic Real Estate Credit TE, LLC, and Mosaic Real Estate Credit Offshore, LP as of September 30, 2021 and September 30, 2020 and for each of the nine-months then ended (incorporated by reference to the Form S-4 and preliminary proxy statement/prospectus filed with the SEC by Ready Capital Corporation on January 10, 2022).
99.3	Unaudited pro forma condensed combined financial information of Ready Capital Corporation for the year ended December 31, 2020 and as of and for the nine months ended September 30, 2021 (incorporated by reference to the Form S-4 and preliminary proxy statement/prospectus filed with the SEC by Ready Capital Corporation on January 10, 2022).
104.1	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*       Filed herewith.

ADDITIONAL INFORMATION ABOUT THE MERGER

In connection with the proposed Mergers, Ready Capital has filed with the SEC the Form S-4 Registration Statement. Ready Capital also expects to file with the SEC other documents regarding the Mergers. The Form S-4 Registration Statement has not yet been declared effective by the SEC and is subject to revisions, some of which may be significant.

The Mergers will be submitted to the stockholders of Ready Capital and to the Mosaic Fund investors for their consideration. The definitive proxy statement/prospectus will be sent to the stockholders of Ready Capital and the Mosaic Fund investors, and will contain important information regarding the proposed Mergers and related matters. This Current Report on Form 8-K is not a substitute for the Form S-4 Registration Statement and definitive proxy statement/prospectus that will be filed with the SEC, or any other documents that Ready Capital may file with the SEC or send to its stockholders in connection with the Mergers. STOCKHOLDERS OF READY CAPITAL AND MOSAIC FUND INVESTORS ARE ADVISED TO READ THE FORM S-4 REGISTRATION STATEMENT AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGERS WHEN THEY BECOME AVAILABLE (INCLUDING ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THESE DOCUMENTS) CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT READY CAPITAL, THE MOSAIC PARTIES, THE PROPOSED MERGERS, AND RELATED MATTERS. Stockholders of Ready Capital and the Mosaic Fund investors may obtain free copies of the Form S-4 Registration Statement, and all other documents filed or that will be filed with the SEC by Ready Capital (when they become available) at the SEC’s website at http://www.sec.gov. Copies of documents filed with the SEC by Ready Capital will be made available free of charge on Ready Capital’s website at http://www.readycapital.com, or by directing a request to its Investor Relations at (212) 257-4666; email: InvestorRelations@readycapital.com.

This communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”).

PARTICIPANTS IN SOLICITATION RELATING TO THE MERGER

Ready Capital and its directors and executive officers, and certain other affiliates of Ready Capital may be deemed to be “participants” in the solicitation of proxies from the stockholders of Ready Capital in connection with the proposed Mergers. Information regarding Ready Capital and its directors and executive officers and their ownership of Ready Capital Common Stock can be found in the S-4 Registration Statement and amendments thereto filed with the SEC. Additional information regarding the interests of such participants in the Mergers will be included in the definitive proxy statement/prospectus and other relevant documents relating to the proposed Mergers if and when they are filed with the SEC. Free copies of these documents may be obtained from the sources described above.

Forward-Looking Statements

This Current Report on Form 8-K includes “forward-looking statements,” as such term is defined in Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and such statements are intended to be covered by the safe harbor provided by the same. These forward-looking statements are based on current assumptions, expectations and beliefs of Ready Capital and are subject to a number of trends and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Ready Capital cannot give any assurance that these forward-looking statements will be accurate. These forward-looking statements generally can be identified by phrases such as “will,” “expects,” “anticipates,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import. Similarly, statements herein that describe certain plans, expectations, goals, projections and statements about the proposed Mergers, including their financial and operational impact, the benefits of the Mergers, the expected timing of completion of the Mergers, and other statements of management’s beliefs, intentions or goals also are forward-looking statements. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies. There are a number of risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from the forward-looking statements included herein, including, but not limited to, the risk that the Mergers will not be consummated within the expected time period or at all; the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; the possibility that stockholders of Ready Capital may not approve the issuance of shares of Ready Capital common stock in connection with the Mergers; the possibility that the members and other investors of the Mosaic Funds may not approve the Merger Agreement; the risk that the parties may not be able to satisfy the conditions to the Mergers in a timely manner or at all; risks related to disruption of management’s attention from ongoing business operations due to the proposed Mergers; the risk that any announcements relating to the Mergers could have adverse effects on the market price of shares of Ready Capital common stock; the risk that the Mergers and their announcement could have an adverse effect on the operating results and businesses of Ready Capital and the Mosaic Merger Entities generally; the outcome of any legal proceedings relating to the Mergers; the ability to successfully integrate the businesses following the Mergers; the ability to retain key personnel; the impact of the COVID-19 pandemic on the business and operations, financial condition, results of operations, and liquidity and capital resources of Ready Capital and the Mosaic Merger Entities; conditions in the market for mortgage-related investments; changes in interest rates; changes in the yield curve; changes in prepayment rates; the availability and terms of financing; market conditions; general economic conditions; legislative and regulatory changes that could adversely affect the business of Ready Capital or the Mosaic Merger Entities; risks related to integrating a constructing lending platform; risks related to the origination and ownership of construction loans and other assets, which are typically short-term loans that are subject to additional risks as compared to loans secured by existing structures or land; and risks relating to the COVID-19 pandemic and its effect, including the responses of governments and industries, on the construction sector and projects. All such factors are difficult to predict, including those risks set forth in Ready Capital’s annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K that are available on Ready Capital’s website at http://www.readycapital.com and on the SEC’s website at http://www.sec.gov. The forward-looking statements included in this Current Report on Form 8-K are made only as of the date hereof. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Ready Capital does not undertake any obligation to update these forward-looking statements to reflect subsequent events or circumstances, except as required by applicable law.

Signatures

Pursuant to the requirements of the Exchange Act, the registrant has duly caused this report to be signed by the undersigned hereunto duly authorized.

READY CAPITAL CORPORATION

Date: January 11, 2022	By:	/s/ Andrew Ahlborn
	Name:	Andrew Ahlborn
	Title:	Chief Financial Officer

Exhibit 23.1

Consent of Independent Auditors

We consent to the incorporation by reference in the registration statement on Form S-3 filed with the SEC and immediately effective on January 11, 2022, registration statements (Nos. 333-240086 and 333-234423) on Form S-3, registration statements (Nos. 333-217810 and 333-194551) on Form S-3/A, registration statement (No. 333-216988) on Form S-8, registration statement (No. 333-196296) on Form S-3D, and Current Report on Form 8-K dated January 11, 2022 of Ready Capital Corporation of our reports dated April 30, 2021, May 1, 2020, and April 30 2019, with respect to the financial statements of Mosaic Real Estate Credit, LLC as of December 31, 2020, 2019, and 2018, respectively, and for each of the years then ended, which reports appear in the Form S-4 of Ready Capital Corporation dated January 10, 2022, and to the reference to our firm under the heading “Experts” in the prospectus.

Los Angeles, California

January 11, 2022

Exhibit 23.2

Consent of Independent Auditors

We consent to the incorporation by reference in the registration statement on Form S-3 filed with the SEC and immediately effective on January 11, 2022, registration statements (Nos. 333-240086 and 333-234423) on Form S-3, registration statements (Nos. 333-217810 and 333-194551) on Form S-3/A, registration statement (No. 333-216988) on Form S-8, registration statement (No. 333-196296) on Form S-3D, and Current Report on Form 8-K dated January 11, 2022 of Ready Capital Corporation of our reports dated April 30, 2021, May 1, 2020, and April 30 2019, with respect to the financial statements of Mosaic Real Estate Credit TE, LLC as of December 31, 2020, 2019, and 2018, respectively, and for each of the years then ended, which reports appear in the Form S-4 of Ready Capital Corporation dated January 10, 2022, and to the reference to our firm under the heading “Experts” in the prospectus.

Los Angeles, California

January 11, 2022

Exhibit 23.3

Consent of Independent Auditors

We consent to the incorporation by reference in the registration statement on Form S-3 filed with the SEC and immediately effective on January 11, 2022, registration statements (Nos. 333-240086 and 333-234423) on Form S-3, registration statements (Nos. 333-217810 and 333-194551) on Form S-3/A, registration statement (No. 333-216988) on Form S-8, registration statement (No. 333-196296) on Form S-3D, and Current Report on Form 8-K dated January 11, 2022 of Ready Capital Corporation of our reports dated April 30, 2021, May 1, 2020, and April 30 2019, with respect to the financial statements of Mosaic Real Estate Credit Offshore, LP as of December 31, 2020, 2019, and 2018, respectively, and for each of the years then ended, which reports appear in the Form S-4 of Ready Capital Corporation dated January 10, 2022, and to the reference to our firm under the heading “Experts” in the prospectus.

Los Angeles, California

January 11, 2022